UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

            Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4 )*

Nvest, L.P.
(formerly New England Investment Companies, L.P.)
_________________________________________________________________
(Name of Issuer)

Units of Limited Partnership Interest

_________________________________________________________________
(Title of Class of Securities)

644095 10 1
	_______________________________
(CUSIP Number)

Joseph P. Cresta, Metropolitan Life Insurance Company
4100 Boy Scout Blvd., Tampa FL 33607

(813) 801-2062

_________________________________________________________________

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

December 11, 1998
_________________________________________________________________
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(e),(f) or (g), check the following box / /


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.
NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Metropolitan Life Insurance Company
(I.R.S. No. 13-5581829)

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)
(a)  / /   N/A
(b) / /   N/A
3.
SEC USE ONLY

4.
SOURCE OF FUNDS (See Instructions)
  WC
5.
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)                        /  /
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON
WITH
SOLE VOTING POWER
20,722,100 plus those Units beneficially owned by MetLife New England Holdings, Inc. - see next page

SHARED VOTING POWER
0
SOLE DISPOSITIVE POWER
20,722,100 plus those Units beneficially owned by MetLife New England Holdings, Inc. - see next page

SHARED DISPOSITIVE POWER
0
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
20,722,100 plus those Units beneficially owned by MetLife
New England Holdings, Inc. - see next page
12.
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (See Instructions)  /  /
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
77.7%
14.
TYPE OF REPORTING PERSON (See Instructions)
IC



1.
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
MetLife New England Holdings, Inc.
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)
(a) / /    N/A
 (b) / /    N/A
3.
SEC USE ONLY

4.
SOURCE OF FUNDS (See Instructions)
   WC
5.
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)                        /  /
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON
WITH
SOLE VOTING POWER
318,000 [including 110,000 convertible Issuer general partner units and 100 convertible Nvest
Companies, L.P. (formerly NEIC Operating
Partnership, L.P.) general partner units]

SHARED VOTING POWER
0

SOLE DISPOSITIVE POWER
318,000 [including 110,000 convertible Issuer general partner units and 100 convertible Nvest
Companies, L.P. (formerly NEIC Operating
Partnership, L.P.) general partner units]


SHARED DISPOSITIVE POWER
0

11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
318,000 [including 110,000 convertible Issuer general partner units and 100 convertible Nvest Companies, L.P.
(formerly NEIC Operating Partnership, L.P.) general partner units]

12.
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (See Instructions)  /  /
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%
14.
TYPE OF REPORTING PERSON (See Instructions)
CO



Item 1.	Security and Issuer

	This Statement relates to the units of limited partnership interest ("Units") of Nvest, L.P. (the "Issuer"), a Delaware limited partnership that has its principal executive offices at 399 Boylston Street, Boston Massachusetts 02116, telephone (617) 578-3500.

Item 2.	Identity and Background.

2 (a-c).

I.	Filing Parties:

	This Statement is filed on behalf of Metropolitan Life Insurance Company ("MetLife"), and MetLife New England
Holdings, Inc., a wholly owned subsidiary of MetLife ("NE Holdings"). MetLife, a mutual life insurance company, is a New York corporation with its principal office and business at One Madison Avenue, New York, NY 10010. NE Holdings, is a holding company incorporated in the State of Delaware, with its principal business address at Christiana Executive Campus, 220 Continental Drive, Suite 212, Newark, DE. MetLife and NE Holdings shall each be referred to herein as a Filing Party and collectively as the Filing Parties. This Amendment No. 4 supplements and amends the Statement on Schedule 13D (the "Initial Schedule 13D") originally filed with the Securities and Exchange Commission on September 15, 1993, by The New England Mutual Life Insurance Company (predecessor of MetLife through merger) with respect to the Units, as amended as of August 30, 1996, January 1, 1997 and January 7, 1998 which are hereby incorporated by reference. Unless otherwise defined herein, capitalized terms used herein without a definition have the meanings ascribed to them in the Initial Schedule 13D.



II.	Control Relationships

	MetLife is not controlled by any person or persons.  NE
Holdings is a wholly owned subsidiary of MetLife.

III.	Executive Officers and Directors

	In accordance with the provisions of General Instruction C to Schedule 13-D, information concerning the executive officers and directors of the Filing Parties is included in Exhibit A hereto and is incorporated by reference herein.



2(d).	Criminal Proceedings

	During the last five years, none of the Filing Parties nor any executive officer or director of the Filing Parties have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

2(e).	Civil Securities Law Proceedings

	During the last five years, none of the Filing Parties nor any executive officer or director of the Filing Parties have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

2(f).	Citizenship

	See Item 2 a-c III.


Item 3.	Source and Amount of Funds or Other Consideration

	Using working capital, MetLife purchased 140,000 Units of Nvest, L.P. for $3,922,800.

Item 4.	Purpose of Transaction

On December 11, 1998 MetLife acquired direct ownership of 73,500 limited partnership units of Nvest, L.P. from Snyder Holdings, Inc. and 66,500 limited partnership units of Nvest, L.P. from Jewish Family and Children's Services of San Francisco, the Peninsula, Marin and Sonoma Counties.

The Filing Parties have no formal plans to acquire or dispose of additional Issuer Units or units convertible into such Issuer Units ("Convertible Units"), but from time to time, as market conditions warrant, the Filing Parties may acquire and dispose of additional Issuer Units or Convertible Units.

The Filing Parties have no other plans which may relate or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iii) any change in the present board of directors of the Issuer's General Partner or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Issuer's General Partner;
(iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer's business or corporate structure; (vi) changes in the Issuer's Limited Partnership Agreement or other actions which may impede the acquisition of control of the Issuer by any person;
(vii) causing a class of securities of the Issuer to be delisted from a national securities exchange; (viii) the Units becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of the aforementioned.


Item 5.	Interest in Securities of the Issuer


 (a)	The aggregate number and percentage of the outstanding Units of the Partnership beneficially owned by the Filing Parties, is as follows:

	Number of Units Directly Held:	347,900

	Number of Units Indirectly Held:	20,692,200, including
20,582,100 Units issued by Nvest Companies, L.P. ("Nvestco
Units") convertible into an equal number of Issuer Units, 110,000 Units into which the Issuer general partnership units are convertible and 100 Units into which the Nvest Companies, L.P.
general partnership units are ultimately convertible.  The
General Partner of Issuer and Nvest Companies, L.P. is a wholly owned subsidiary of NE Holdings.

	Number of Units Directly and Indirectly held: 21,040,100


	Percentage:	77.7%

	The percentage is based on 27,090,647 Units deemed to be outstanding pursuant to the last sentence of Rule 13D-3(d)(1)(i).
The Filing Parties disclaim beneficial ownership to all Units held indirectly.

     No Director or Executive Officer of the Filing Parties beneficially owns any Units other than Peter Voss, Charles Leighton, Harry Kamen and Catherine Rein. Mr. Voss has beneficial ownership of 350,300 Units, 300 of which are owned by a child as to which Mr. Voss disclaims beneficial ownership and 350,000 Units of Nvest Companies, L.P. which, subject to certain limitations, may be exchanged for Issuer Units. Mr. Leighton has direct beneficial interest in 5262 Units. Mr. Kamen has direct beneficial ownership of 5000 Units, 1000 of which he acquired on November 9, 1998 (500 at 28 5/16 and 500 at 28 7/16). Ms. Rein
has direct beneficial ownership of 750 Units.

(b)	The disclosure concerning the sole or shared power to vote
the Units held by the Filing Parties contained in Items 7 through 10 of the cover page hereof is hereby incorporated by reference herein.

(c)	In the 60 days prior to the date of filing of this
Statement, none of the Filing Parties have nor, to the best knowledge of the Filing Parties, has any of their directors and executive officers effected any transactions in the Units other than those described in Items 4 and 5(a) hereof.

(d) 	Not applicable.

(e) As of the date hereof MetLife New England Holdings, Inc. has ceased to be a beneficial owner of more than five percent of the class of securities.




Item 6.	Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer


	Not applicable.



Item 7.	Material to be Filed as Exhibits

Exhibit A Information relating to the Executive Officers and
Directors of the Filing Parties.
Exhibit B Agreement Required for Joint Filing



                            SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


						Date:	December 18, 1998

                              METROPOLITAN LIFE INSURANCE COMPANY

                              By:  /s/Joseph P. Cresta
						   	Vice President

						METLIFE NEW ENGLAND HOLDINGS, INC.

						By:  /s/Louis Ragusa
							Vice President & Secretary







INCUMBENCY CERTIFICATE

I, Thomas C. Hoi, Assistant Secretary of Metropolitan Life
Insurance Company, a New York corporation, do hereby certify that the following is a full, true and correct copy of Section 4.1 of the By-Laws of the Metropolitan Life Insurance Company:

"Any officer, or any employee designated for the purpose by the chief executive officer, shall have power to execute all instruments in writing necessary or desirable for the Company to execute in the transaction and management of its business and affairs (including, without limitation, contracts and agreements, transfers of bonds, stocks, notes and other securities, proxies, powers of attorney, deeds, leases, releases, satisfactions and instruments entitled to be recorded in any jurisdiction, but excluding, to the extent otherwise provided for in these Bylaws, authorizations for the disposition of the funds of the Company deposited in its name and policies, contracts, agreements, amendment and endorsements of, for or in connection with insurance or annuities) and to affix the corporate seal."

I further certify that the following is an officer of Metropolitan Life Insurance Company and that the signature is the signature of such officer:


Name				Title			Signature



Joseph P. Cresta		Vice President		/s/Joseph P. Cresta




In witness whereof I have hereunto set my hand and have caused to be affixed the corporate seal of Metropolitan Life Insurance
Company this 18th day of December, 1998.



/s/Thomas C. Hoi

EXHIBIT A

The directors of Metropolitan Life are listed below, together with information with respect to their business address, principal occupations and citizenship as required by General
Instruction C of Schedule D:

Curtis H. Barnette
Chairman and Chief Executive Officer
Bethlehem Steel Corporation
1170 Eighth Avenue, Martin Tower 2118
Bethlehem, Pennsylvania 18016
Citizenship USA

Robert H. Benmosche
Chairman of the Board, President and Chief Executive Officer
Metropolitan Life Insurance Company
One Madison Avenue
New York, New York  10010
Citizenship USA

Gerald Clark
Vice-Chairman of the Board and Chief Investment Officer
Metropolitan Life Insurance Company
One Madison Avenue
New York, New York  10010
Citizenship USA

Joan Ganz Cooney
Chairman, Executive Committee
Children's Television Workshop
One Lincoln Plaza
New York, New York 10023
Citizenship USA

Burton A. Dole, Jr.
Retired Chairman, President and Chief Executive Officer
Puritan Bennett
P.O. Box 208
Pauma Valley, California 92061(since 1998) prior thereto,
Chairman of the Board
Nellcor Puritan (since 1996)
Citizenship USA

James R. Houghton
Chairman of the Board Emeritus
Corning Incorporated
80 East Market Street, 2nd Floor
Corning, New York 14830 (since 1996)
prior thereto,
Chairman and Chief Executive Officer
Citizenship USA

Harry P. Kamen
Chairman of the Board and Chief Executive Officer (retired)
Metropolitan Life Insurance Company
200 Park Avenue, Suite 5700
New York, New York 10166 (since 1998)
prior thereto,
Chairman of the Board, President
	and Chief Executive Officer (since 1995) prior thereto,
Chairman of the Board and Chief Executive Officer (since 1993) prior thereto,
Senior Vice-President and General Counsel
Citizenship USA

Helene L. Kaplan
Of Counsel, Skadden, Arps, Slate, Meagher & Flom
919 Third Avenue
New York, New York 10022
Citizenship USA

Charles M. Leighton
Retired Chairman and Chief Executive Officer
CML Group, Inc.
P.O. Box 247
Bolton, Massachusetts 01740 (since 1998)
Citizenship USA

Allen E. Murray
Retired Chairman of the Board and Chief Executive Officer
Mobil Corporation
375 Park Avenue, Suite 2901
New York, New York 10152 (since March 1994) prior thereto,
Chairman of the Board and Chief Executive Officer (since 1993) prior thereto,
Chairman of the Board, President and Chief Executive Officer
Citizenship USA

Stewart G. Nagler
Vice-Chairman of the Board and Chief Financial Officer
Metropolitan Life Insurance Company
One Madison Avenue
New York, New York 10010
Citizenship USA

John J. Phelan, Jr.
Retired Chairman and Chief Executive Officer
New York Stock Exchange, Inc.
P.O. Box 312
Mill Neck, New York 11765
Citizenship USA

Hugh B. Price
President and Chief Executive Officer
National Urban League, Inc.
120 Wall Street, 7th & 8th Floors,
New York, New York 10005 (since 1994)
prior thereto,
Vice President, The Rockefeller Foundation
Citizenship USA

Robert G. Schwartz
Retired Chairman of the Board,
President and Chief Executive Officer,
Metropolitan Life Insurance Company,
200 Park Avenue, Suite 5700
New York, New York 10166 (since 1993);
prior thereto,
Chairman of the Board, President and Chief Executive Officer.
Citizenship USA

Ruth J. Simmons, Ph.D.
President
Smith College
College Hall 20
Northampton, Massachusetts 01063 (since 1995) prior thereto,
Office of the Provost
Princeton University
4 Nassau Hall
Princeton, New Jersey 08544.
Citizenship USA

William C. Steere, Jr.
Chairman of the Board and Chief Executive Officer
Pfizer Inc.
235 East 42nd Street
New York, New York  10017
Citizenship  USA


Set forth below is a list of the names of the following executive officers of Metropolitan Life. The principal business address of Metropolitan Life is One Madison Avenue, New York, New York
10010.

Robert H. Benmosche
Chairman of the Board, President and Chief Executive Officer
Citizenship USA

Gerald Clark
Vice-Chairman of the Board and Chief Investment Officer
Citizenship USA

Stewart G. Nagler
Vice-Chairman of the Board and Chief Financial Officer
Citizenship USA

Gary A. Beller
Senior Executive Vice-President and General Counsel
Citizenship USA

Carl R. Henrikson
Senior Executive Vice-President
Citizenship USA

Catherine A. Rein
Senior Executive Vice-President
Citizenship USA

William J. Toppeta
Senior Executive Vice-President
Citizenship USA

John H. Tweedie
Senior Executive Vice-President
Citizenship USA and Canada

Jeffrey J. Hodgman
Executive Vice-President
Citizenship USA

Terence I. Lennon
Executive Vice-President
Citizenship USA

David A. Levene
Executive Vice-President
Citizenship USA

Judy E. Weiss
Executive Vice-President & Chief Actuary
Citizenship USA
The directors of MetLife New England Holdings, Inc. are listed below, together with information with respect to their business address, principal occupations and citizenship as required by General Instruction C of Schedule D:

Gary A. Beller
Senior Executive Vice-President and General Counsel
Metropolitan Life Insurance Company
One Madison Avenue
New York, New York  10010
Citizenship USA

Robert H. Benmosche
Chairman of the Board, President and Chief Executive Officer
Metropolitan Life Insurance Company
One Madison Avenue
New York, New York 10010
prior thereto,
President and Chief Operating Officer
prior thereto,
Executive Vice-President
Citizenship USA

James M. Benson
Chairman, President and Chief Executive Officer
New England Financial
501 Boylston Street
Boston, Massachusetts 02116-3700
prior thereto,
President and Chief Operating Officer
Citizenship USA

Gerald Clark
Vice-Chairman of the Board and Chief Investment Officer
Metropolitan Life Insurance Company
One Madison Avenue
New York, New York  10010
Citizenship USA

Peter S. Voss
Chief Executive Officer and Chairman of the Board
Nvest Corporation and Nvest, L.P.
399 Boylston Street
Boston, Massachusetts 02116
prior thereto
President, Chief Executive Officer
	and Chairman of the Board,
Citizenship USA


Set forth below is a list of the names of the following executive officers of MetLife New England Holdings, Inc. The principal business address of MetLife New England Holdings, Inc. is One
Madison Avenue, New York, New York 10010.

Robert H. Benmosche
Chairman of the Board, President and Chief Executive Officer
Citizenship USA

EXHIBIT B

AGREEMENT REQUIRED FOR JOINT FILING UNDER RULE 13d-1 (f)(1) (iii)
December 11, 1998

Re: Statement on Schedule 13D under the Securities Exchange Act of 1934 Relating to Units of Limited Partnership of Nvest, L.P., a Delaware limited partnership.

	Each of the undersigned understands, consents and agrees that the above-referenced Statement on Schedule 13D is filed on behalf of each of the undersigned and that this letter shall be attached as an exhibit to such Statement.

						METROPOLITAN LIFE INSURANCE COMPANY

                              By:  /s/Joseph P. Cresta
						   	Vice President

						METLIFE NEW ENGLAND HOLDINGS, INC.

						By:  /s/Louis Ragusa
							Vice President & Secretary





December 18, 1998













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